UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-9305

CUSIP NUMBER 860630

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

STIFEL FINANCIAL CORP.

Full Name of Registrant

Former Name if Applicable

One Financial Plaza

501 N. Broadway

Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63102-2188

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for period ended March 31, 2007 ("Form 10-Q") of Stifel Financial Corp. (the "Company") cannot be filed within the prescribed time period, without unreasonable effort or expense, because additional time is necessary to integrate the results of operations and financial position of Ryan Beck Holdings, Inc. and its wholly-owned broker dealer subsidiary Ryan Beck & Company ("Ryan Beck") and allow for the Company and its auditors to complete their review of the condensed consolidated financial statements, notes to the condensed consolidated financial statements, and management's discussion and analysis of financial condition and results of operations. The Company closed on its acquisition of Ryan Beck on February 28, 2007. The Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date as allowed under Rule 12b-25 of the Securities and Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James M. Zemlyak	314	342-2000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ÿ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ÿ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Stifel Financial Corp. anticipates reporting unaudited quarterly net income of $8.8 million, or $0.58 per diluted share, for the quarter ended March 31, 2007, compared to net income of $476,000, or $0.04 per diluted share, for the comparable period one year earlier. The Company also anticipates to report total revenues of $162.5 million for the quarter ended March 31, 2007, a 43% increase over the prior year period of $113.6 million. There may be additional adjustments to the anticipated results as the Company completes its review of the interim financial statements.

The Company anticipates that its "Core Earnings", a non-GAAP financial measure representing GAAP net income before acquisition related charges, principally an increase in the value of the warrants issued in connection with the Ryan Beck acquisition, and compensation expense recorded for stock-based awards offered to key associates of LM Capital Markets, will be $13.2 million, or $0.86 per diluted share, for the first quarter of 2007 compared to 2006 first quarter Core Earnings of $11.1 million, or $0.83 per diluted share. The Company believes that Core Earnings is a useful measure of financial performance because of its focus on the Company's results from operations. The Company also believes that this measure is an alternative financial measure of performance used by investors, rating agencies, and financial analysts to estimate the value of the Company and evaluate its ability to meet debt service requirements.

A reconciliation between the Company's GAAP results and Core Earnings is discussed below. Included in 2006 Core Earnings is $2.1 million after tax or $0.16 per diluted share for the gain on the Company's New York Stock Exchange membership seat. Excluding the gain, Core Earnings per diluted share increased 28% to $0.86.

Three Months Ended
	March 31, 2007	March 31, 2006
GAAP Net Income	$ 8,829	$ 476
Acquisition related charges	(4,350)	(10,628)
Core Earnings	$13,179	$ 11,104

GAAP Earnings per Diluted Share	$ 0.58	$ 0.04
Effect of acquisition related charges	($ 0.28)	($ 0.79)
Core Earnings per Diluted Share	$ 0.86	$ 0.83

Stifel Financial Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

STIFEL FINANCIAL CORP. (Registrant)
Date: May 10, 2007	By: /s/ Ronald J. Kruszewski Ronald J. Kruszewski (President and Chief Executive Officer)